Real Estate Unlocked.

The $6 Trillion Tokenized Real Estate Opportunity

The Problem:

Real Estate Investment Needed to Evolve

- **$50,000+ minimums and lack of access** – Locks out majority of investors
- **5-to-10-year timeframe** – Traps equity
- **Complex legal barriers** – Prevents private share transactions

The Solution:

REtokens Real Estate Investment Marketplace

- **Own Your Piece of High Quality Real Estate**
- **Digital Marketplace** – Buy and sell any time
- **Fully Compliant** – REtokens Capital Broker Dealer + ATS

Meanwhile trillions in private real estate sits inaccessible to most investors...

Massive Market Potential

1,043% Growth Opportunity with First-Mover Advantage

- **Trillions in Private Real Estate Market** opportunity in the USA alone
- **$3.5 Billion** Current tokenized real estate market
- **$6 Trillion** Projected tokenized RE by 2030

Investment Opportunity

Projected Revenue = $133 Million by 2030

$5 Million CF Round (Scaling GTM)

REtokens Competitive Advantage

Real Estate Exclusive Focus - Deep expertise and specialized features for real estate investors versus generalist platforms

SEC Registration - Broker-Dealer with FINRA membership, compliance, investor protection and blockchain security

Dual Model with Multiple Recurring Revenue Streams - Primary Marketplace (tokenization, placement fees and support services) and Secondary Marketplace (trading fees)

Future projections are not guaranteed.

REtokens Capital Marketplace

FOR ISSUERS:

(Syndicators, GPs, Family Offices, those with large real estate offerings)

1. **Asset Tokenization** - Create digital ownership with tokens and record to blockchain
2. **Primary Marketplace** - Broker Dealer primary marketplace for compliant raises with compliant Broker Dealer Capital Raises
3. **Secondary Marketplace** - Global access and ongoing liquidity to investors with Pathway to Liquidity for both LPs and GPs

FOR INVESTERS:

(Accredited and non-accredited investors, family offices, financial institutions

1. **Create Account** - Set up secure, regulated account with Quick set up and KYC
2. **Choose Investments** - Tokens represent direct ownership of the real estate
3. **Buy and Sell Real Estate Tokens** - Select from verified investment properties

Go to Market Strategy

B2B Issuers (Outbound)

Sales and marketing outreach to investment real estate syndicators and owners leveraging our unique networks and databases.

B2C Investors (Inbound)

Targeted digital and content marketing, REI investment funds, strategic podcasts, and broker-dealer network.



Why is It the Timing Perfect?

- First Mover Advantage
- Stock and Crypto Volatility and Uncertainty
- AI and Blockchain Enhances versus Threatens REtokens Marketplace
- Real Estate Asset Value Correction
- $2.8T in Commercial Real Estate Debt Coming Due by 2028
- Timing with Start of Next Economic Growth

Roadmap

Tokenization Engine

Broker Dealer Primary Module

ATS (Secondary Marketplace)

2025

Digital fractional ownership, utility programming

Continuous auction; buy/sell/lend order types

Reg D, Reg A+ placement workflow

2026

Tokenized deeds

Direct placement vs. 3rd party BD / institutional liquidity

Market Maker/funding and lending desk (token-backed credit facility)

Future projections are not guaranteed.